

September 1, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Oscar A. Martinez
Chief Financial Officer
Huttig Building Products, Inc.
555 Maryville University Drive Suite 400
St Louis, Missouri 63141

> **Re: Huttig Building Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for the period ended June 30, 2016**
> **Filed on August 2, 2016**
> **File No. 1-14982**

Dear Mr. Martinez:

 We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2016

Note 5. Contingencies, page 8

1. We note your disclosure that on June 29, 2015, certain private plaintiffs owning adjacent properties to the Montana site that is subject to the remedial action work plan sued the company, among other named defendants. It appears the plaintiffs are seeking remediation of the property in excess of what is contemplated in the ROD from the Montana site work plan. In your Form 10-K for the year ended December 31, 2015, and again in your current Form 10-Q as of June 30, 2016, you disclose that the company continues to defend itself vigorously against this lawsuit. Please expand your disclosures to provide the estimate of the amount or range of additional loss that is reasonably possible in excess of amounts already recognized for your loss contingencies associated

with this matter in accordance with the guidance in ASC 450-20-50-4. If an estimate cannot be made, please disclose this fact, and supplementally tell us (a) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) the specific factors that are causing your inability to estimate and when you expect those factors to be alleviated for each matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Tracey McKoy, at (202) 551-3772 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction